Exhibit 99.54

Melbourne, Australia, 25 October 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in guideline driven genomics-based tests in health, wellness and serious disease has released its results for the quarter ended 30 September 2022 (Q1 FY23).

Highlights:

●	Revenue from customers of A$1.93 million for the quarter, up 375% from prior corresponding period (Q1 FY22), highlighting commercial progress with revenues anchoring from GTG’s 3 key brands: geneType, EasyDNA, and AffinityDNA.
●	Cash receipts of A$2.06 million with a cash balance of A$7.95 million as at 30 September 2022
●	Strategic acquisition strengthens the direct-to-consumer channel for GTG, building on the incremental EasyDNA expansion opportunities recently announced (ASX July 14, 2022).
●	Accelerated commercialisation plans for geneType multi-risk test, promoting to over 10,000 General practitioners (GPs) across Australia by leveraging Breast Cancer Awareness Month.
●	Genetype clinical utility demonstrated by the peer review publication of Genetype for Breast Cancer in the Journal of Precision Medicine confirming GeneType Risk Test outperforms traditional risk assessments for breast cancer in identifying risk by up to 9 times.
●	Continued partnership with Siles Health, leading Obstetrics and Gynaecology practice with 9 clinics across Melbourne to enable immediate access, network growth, advocacy, and genetic counselling to support onboarding of new practices with genetic counselling services.
●	Developing pharmacy channel for Multi-Test – offering pharmacist option to offer the test with Dr. Siles for clinical support
●	Engaged Jody Fassina, Insight Strategies to build long-term pathway for Australian Federal Government support for reimbursement.
●	Material progress in USA with Alva10 and large payer engagement, - the team have 8 active conversations with large payers in the US and a number progressing toward pilot implementation.
●	New USA business manager is making great progress with concierge medicine groups and independent doctor networks with lead-generating attendance planned at a number of conferences.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Commenting on the Company’s financial performance, Chief Executive Officer Simon Morriss said: “Genetic Technologies is growing consolidated revenue and has demonstrated our focus on commercialisation through our core business brands. GeneType, EasyDNA, and AffinityDNA accumulatively boost Genetic Technologies product base, as it begins an exciting chapter for GTG.

“In this quarter, GTG’s revenue was A$1.93million, up more than three times on the prior corresponding period. We have a strong pipeline of revenue-generating opportunities for geneType multi-risk test, a developing pharmacy channel for multi-risk tests, and a number of current initiatives to widen accessibility and the market presence of GTG’s products.

“We are also very pleased to have a large number of key opinion leader publications that have either been recently published or are soon to be published, demonstrating both important clinical validity and the utility of the geneType test. We see these papers true enablers of the multi-test.”

Commercialisation progress in Australia

In Australia, GTG accelerated commercial engagement plans with Healthcare professionals (HCPs) to develop the geneType Hubs. In October’s Breast Cancer Awareness 2022, GTG launched a targeted promotion “Beyond BRCA” to 10,000 GPs across Australia, highlighting the importance of screening for breast cancer risk beyond the BRCA mutation. BRCA mutation represents less than 10% of breast cancer in women. 85% of breast cancer is non-hereditary, sporadic. GeneType Breast Cancer Risk Assessment Test can assist in identifying the risk of breast cancer in these women. GTG’s recently partnered with MedLab Clinical Ltd (ASX:MDL) to execute the Australian B2B strategy has enabled access to their team of 6 Medical Science Liaison personnel. This agreement combined with GTG’s virtual sales team, provided by Hahn Health, has enabled the promotion of the geneType suite of risk assessment tests to Australian medical practitioners. Currently GTG has evaluations underway in approximately 60 practices in Australia.

Furthermore, GTG continued expanding the geneType Hub through its partnership with Siles Health and leading Obstetrics and Genecology Specialist, Associate Professor Charles Siles. The partnership provides GTG with immediate access to more than 1,000 referring primary care physicians and 15,000 patients annually. In addition, the partnership also offers GTG the opportunity to expand other products such as Carrier and NIPT Testing through Dr. Charles Siles vast network.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Building a pathway for reimbursement and government support in Australia

In this quarter, GTG deployed Jody Fassina from Insight Strategies to provide strategic counsel and an engagement strategy with the Federal Government in Australia. Mr. Fassina has over 25 years of experience advising in public policy environments and assisting in key influencer stakeholder mapping. In addition, GTG has also engaged the Australian Government Department of Health and Aged care focusing on screening policy and building a feasible opening for Federal Government support for reimbursing risk assessment tests in the near future.

Commercialisation pathway for geneType multi-test in the US

GTG’s commercialisation pathway in the US is well underway, concentrating on the Business to Business (B2B) channel’s concierge medicine groups and gaining coverage from the US payer system. On 15 June 2022, GTG announced the completion of an independently developed and validated customisable Budget Impact Model (BIM) which was developed by the Company’s US consultant ALVA10. The BIM validated the implementation of geneType Breast Cancer Risk Assessment Test with the potential to provide US$1.4b of savings for US payers annually. The BIM provides an opportunity and engagement in discussions with US National payers potentially accelerating a reimbursement pathway for geneType Breast Cancer risk tests, and the other geneType risk assessment tests as a needed ‘Standard of Care’.

GTG has also engaged ALVA10 to support market access for the geneType breast cancer risk assessment test with US payers. To date ALVA10, identified 30 payer targets with 9 active engagements and an expectation a number of these opportunities will onboard the geneType Breast Cancer Risk Assessment Test in the near future.

Additionally, GTG is widening licensing opportunities, engaging US laboratory providers that already have established doctor-patient networks.

Growing revenue with widening distribution channels and product ranges from GTG

Revenue from customers for the quarter was A$1.93 million, an increase of 375% from Q1 FY22.

The operating cash outflows were A$3.4m, with cash receipts from customers amounting to A$2.06 million. Expenses incurred on cash basis during the quarter included staff cost of $1.9m and product manufacturing and operating cost of A$1.4m, associated with sales volume expected to increase further with the ongoing engagement plans and revenue-generating leads for both geneType and EasyDNA products.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

During the quarter, the Company made payments to related parties of the entity and their associates amounting to A$118k. The payments comprised directors’ fees of A$52k and consulting fees to directors of A$66k.

Research and publication pipeline continues, demonstrating clinical validity and utility of geneType tests

The GTG’s science team continues to place emphasis on scientific publications and with a number of submitted papers accepted for publication in credible journals. These papers continue to validate geneType risk assessment testing as an effective tool for improving patient care and health outcomes.

In September 2022, GTG’s Dr. Erika Spaeth (Director of Clinical Affairs), Dr. Richard Allman (Chief Scientific Officer) and Dr. Gillian Dite (Senior Biostatistician) authored a paper published in the Journal of Precision Medicine entitled Integrating “Personalised Medicine into Preventative Care through Risk Stratification”. The paper highlights the importance of incorporating risk stratification in preventive care, and demonstrated that the geneType risk assessment test for breast cancer outperformed traditional risk assessment models, in some cases showing a ninefold improvement in identifying women at risk of breast cancer compared with standard of care models such as IBIS.

The following papers have either been or are being published:

●	“A combined clinical and genetic model for predicting risk of ovarian cancer” in the European Journal of Cancer Prevention, pending publication.
●	Nurses’ Health Study, awaiting Journal approval
●	UK Biobank, finalising for submission
●	Budget Impact Model for US, finalising for publication and completion of manuscripts
●	“Integrating Personalised Medicine into Preventative Care through Risk Stratification” in Journal of Precision Medicine, which was recently announced to the ASX on 29 September 2022

Webinar details

An investor webinar will be hosted by Chief Executive Officer, Simon Morriss, to discuss the first quarterly results and activities and invite all to participate.

To register, please follow the link below:

Date: Friday Nov 4, 2022 (Thursday Nov 3, New York)

Time: 11:00 AEDT (8:00pm New York EDT)

Registration Link: https://us02web.zoom.us/webinar/register/WN_DfSoWT0oSZulRmqvhL5-7w

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

-END-

Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) was founded in 1989. A global leader in guideline driven genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. In addition to our patented GeneType polygenic based risk tests, our portfolio includes pharmacogenomics, Non-Invasive Prenatal Testing (NIPT), carrier screen testing, oncogenetic diseases, and pet care.

GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s patented Polygenic Risk Scores (PRS) platform is a proprietary risk stratification tool developed over the past decade integrating clinical and genetic risk delivering actionable outcomes for physicians and individuals. Sporadic disease occurs in people with no family history of that disease and with no inherited change in their DNA making the risk difficult to predict with traditional methods.

Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. The recent introduction of geneType Multi-Risk test risk assessments in one test covering breast cancer, colorectal cancer, prostate cancer, ovarian cancer, coronary artery disease and Type-2 diabetes, first in class test can predict a person’s risk in up to 70% of annual mortalities and morbidities before onset. These tests along with integration of recently acquired DNA based products underpin a broad and complementary portfolio of genomic based tests creating a significant competitive advantage.

For more information, please visit www.genetype.com

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Genetic Technologies Limited

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 September 2022

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	2,056	2,056
1.2	Payments for
	(a) research and development	(271)	(271)
	(b) product manufacturing and operating costs	(1,357)	(1,357)
	(c) advertising and marketing	(552)	(552)
	(d) leased assets	(119)	(119)
	(e) staff costs	(1,855)	(1,855)
	(f) administration and corporate costs	(1,350)	(1,350)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	38	38
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(3,410)	(3,410)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	(486)	(486)
	(c) property, plant and equipment	(3)	(3)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(489)	(489)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	-	-

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	11,733	11,733
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,410)	(3,410)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(489)	(489)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	-
4.5	Effect of movement in exchange rates on cash held	111	111
4.6	Cash and cash equivalents at end of period	7,945	7,945

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	3,733	5,721
5.2	Call deposits	4,212	6,012
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	7,945	11,733

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	118
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $118k. The payments related to the director fees and consulting fees (inclusive of GST) on normal commercial terms.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	190	20
7.4	Total financing facilities	190	20

7.5	Unused financing facilities available at quarter end		170

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1.	Secured – Bank of America, US$25,000 facility with interest at 9.25%
2.	Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(3,410)
8.2	Cash and cash equivalents at quarter end (item 4.6)	7,945
8.3	Unused finance facilities available at quarter end (item 7.5)	170
8.4	Total available funding (item 8.2 + item 8.3)	8,115

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	2.4

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:	N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:	N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:	N/A

Note:	where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	25 October 2022

Authorised by:	Mike Tonroe
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.